SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 8th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated October 4, 2021, the Company released a material fact, in addition to the one published on September 30, 2021, regarding the beginning of the corporate reorganization process by which IRSA INVERSIONES Y REPRESENTACIONES S.A. (“IRSA”) will absorb IRSA PC, setting the exchange ratio at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each IRSA PC ADS.

In order to provide more information to the investors, it is reported that the calculation of the exchange ratio has been based on the market value analysis and on the net assets value and that the ratio of 1.40 corresponds to the volume-weighted average price of the shares over the last 180 days (VWAP).

Likewise, the exchange ratio is supported by two fairness opinions issued by Banco Santander Argentina SA, in the case of IRSA and Banco Itaú Argentina SA, in the case of the Company, which have been submitted for consideration by the Audit Committees of both companies, with a favorable opinion in this regard.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 4, 2021